Exhibit No. 12

Armstrong World Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions, except ratios)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Determination of Earnings
Earnings before income taxes and equity earnings
Earnings before income taxes	$193.1	$66.7	$75.2	$189.4	$259.2
Equity earnings from joint venture	(54.9)	(45.0)	(40.0)	(56.0)	(46.0)

Earnings before income taxes and equity earnings	138.2	21.7	35.2	133.4	213.2
Add:
Fixed charges	56.7	28.4	25.6	38.5	62.4
Distributed income from equity affiliates (1)	—	—	—	61.0	117.5
Less:
Capitalized interest	(1.4)	(0.2)	(0.3)	—	—

Total earnings as defined	$193.5	$49.9	$60.5	$232.9	$393.1

Fixed Charges
Interest expense	$48.5	$21.2	$17.7	$30.8	$55.0
Capitalized interest	1.4	0.2	0.3	—	—
Estimate of interest included in rent expense (2)	6.8	7.0	7.6	7.7	7.4

Total fixed charges	$56.7	$28.4	$25.6	$38.5	$62.4

Ratio of Earnings to Fixed Charges	3.4	1.8	2.4	6.0	6.3

(1)	– Includes only return on investment, not return of investment
(2)	– One-third of rental expense is considered to be representative of the interest factor in rental expense.